UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Meet Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

58513U101
(CUSIP Number)

Gary Penning COO, PSquared Asset Management AG Dufourstrasse 43 Zurich, Switzerland, 8008 41 (0)43 5083760
(Name, Address and Telephone Number of Person Authorized to Receive Notices andCommunications)

June 15, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58513U101	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PSquared Asset Management AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,600,000

	6	SHARED VOTING POWER
00

	7	SOLE DISPOSITIVE POWER
3,600,000

	8	SHARED DISPOSITIVE POWER
00

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,600,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.01%

12	TYPE OF REPORTING PERSON (see instructions)
IA

CUSIP No. 58513U101	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

 Meet Group, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

 100 UNION SQUARE DRIVE, NEW HOPE, PA 18938

Item 2(a).	Name of Person Filing:

 PSquared Asset Management AG

Item 2(b).	Address of Principal Business Office or, if none, Residence:

 Dufourstrasse 43, Zurich, Switzerland 8008

Item 2(c).	Citizenship:

Switzerland

Item 2(d).	Title of Class of Securities:

 Common Stock, par value $0.001

Item 2(e).	CUSIP Number:

 58513U101

CUSIP No. 58513U101	13G	Page 3 of 6 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: 3,600,000

(b)	Percent of class: 5.01%

(c)	Number of shares as to which the person has: 3,600,000

(i)	Sole power to vote or to direct the vote: 3,600,000

(ii)	Shared power to vote or to direct the vote: 0.00

(iii)	Sole power to dispose or to direct the disposition of: 3,600,000

(iv)	Shared power to dispose or to direct the disposition of: 0.00

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

CUSIP No. 58513U101	13G	Page 3 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction. Dissolution of a group requires a response to this item.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

Item 10.	Certification.

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 58513U101	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

22 June 2020
Date

/s/ Gary Penning
Signature

Gary Penning, COO
Name/Title